Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18 - 2010

September 14, 2010
FOR IMMEDIATE RELEASE

AURIZON REPORTS ON PROGRESS OF JOANNA FEASIBILITY STUDY

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) reports on progress on the feasibility study on its Joanna project near Rouyn, Quebec.

Following the recommendations contained in the Pre-Feasibility Study for the Hosco Deposit-Joanna Gold Project, dated December 22, 2009, available under the Company’s profile at www.sedar.com (the “Pre-Feasibility Study”), larger scale testing was undertaken of the Albion process, which was selected as the preferred oxidation method to treat the Hosco ore. The testing of the Albion process involved optimisation tests on 1 kilogram samples to establish reagent consumption, and the optimum degree of oxidation, plus pilot plant scale testing of a 250 kilogram sample.

The testwork completed to date indicates that the estimated overall gold recoveries, utilising the Albion process, would be 85.1%, compared to 86.8% estimated in the Pre-Feasibility Study. The presence of a large quantity of pyrrhotite in the Hosco ore results in increased oxygen consumption, and the presence of biotite and albite in the concentrate results in increased acid consumption.  These factors would have an adverse impact on operating costs.

For these reasons, while the Albion process is an acceptable choice for the Joanna project, the Company has decided to evaluate three alternative recovery processes whilst continuing to review potential improvements to the Albion process as it is applied to the Hosco mineralogy. In particular, a detailed study will be performed to estimate the recoveries and reagent consumption utilising an autoclave.

As a result of the additional metallurgical testwork, completion of the Feasibility Study will be delayed until mid 2011.

“The test results confirm that the Albion process could work for the Joanna project.” said David Hall, Aurizon’s CEO. “However, we have decided to initiate additional testwork to optimise further the recoveries and economics of the project.”

Other aspects of the Feasibility Study are proceeding according to plan. Pit optimization modelling is progressing well and detailed mine plans should be completed by the end of the third quarter.  Design criteria for the gravity and flotation circuit has been finalised and feasibility level detailed engineering is in process. Geotechnical and hydrological studies have been completed. The environmental impact study is well underway without any major issues being identified.

Drilling continues to test the potential of the Joanna project, particularly the area between the Hosco and satellite pits identified in the Pre-Feasibility Study.

Aurizon Mines Ltd.
News Release – September 14, 2010
Aurizon Reports on Progress of Joanna Feasibility Study

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Simon Lacasse, eng, Project Manager- Joanna Project, and a “qualified person” under National Instrument 43-101.

Additional Information

Additional information can be found in the Pre-Feasibility Study which is available under the company’s profile at www.sedar.com. .  All other information previously released on Joanna is also available on Aurizon's website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

For further information, contact

Aurizon Mines Ltd.
News Release – September 14, 2010
Aurizon Reports on Progress of Joanna Feasibility Study

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes anticipated effect of metallurgical testwork on the Joanna project, timing of a feasibility study, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to: timing of the feasibility study, that the additional test work will be completed within the expected time frame and no other delays are encountered with respect thereto; mineral resource estimates;  the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property;  that the current price of and demand for gold will be sustained or will improve; that the supply of gold will remain stable;  that the general business and economic conditions will not change in a material adverse manner; that financing will be available if and when needed on reasonable terms; and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.